December 16, 2015

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Heska Corporation

Preliminary Proxy Statement filed under cover of Schedule 14A

Filed November 23, 2015

File No. 000-22427

Dear Ms. Hayes and Mr. McCann:

This letter sets forth the response of Heska Corporation, a Delaware corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the letter to the undersigned dated December 3, 2015 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2015 (the “Proxy Statement”). A revised preliminary proxy statement is filed with the Commission herewith contemporaneously (the “Revised Proxy Statement”) under cover of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to address, among other minor conforming and updating changes, the comments of the Staff as set forth in the Comment Letter to the extent discussed below. A marked copy of the Revised Proxy Statement showing the changes made to the Proxy Statement is enclosed for the convenience of the Staff.

Also for the convenience of the Staff, set forth below are each of the Staff’s comments included in the Comment Letter followed immediately by the Company’s response thereto. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Revised Proxy Statement. The responses provided herein are based on discussions with, and information furnished by, representatives of the Company and its advisors.

Ms. Suzanne Hayes

Assistant Director

December 16, 2015

General

1.	Please revise your proxy disclosure in the sixth paragraph on page 6 and elsewhere to clarify whether shareholders will have the opportunity to vote upon the acquisition transaction separate and apart from the vote to increase the number of shares authorized under the charter.

Response: The Company has complied with this Staff comment by clarifying on page 8 and elsewhere in the Revised Proxy Statement that the stockholders will not have the opportunity to vote upon the acquisition transaction separate and apart from the proposal to approve an amendment to the Company’s charter to increase the number of authorized shares of each class of the Company’s common stock. See, for example, the responsive changes in the third paragraph on the cover page and on pages 6 and 8 of the Revised Proxy Statement, including the new question and answer discussion on page 6 under the new caption “Will I get the opportunity to vote separately on the Acquisition itself?”.

2.	To the extent that shareholders will not have the opportunity to vote separately on the acquisition transaction, refer to Schedule 14A, Note A, and provide all disclosure regarding the acquisition as if shareholders were being asked to approve that acquisition transaction. In this regard, please note that Note A would apply to the acquisition transaction given (i) your disclosure on page 4 that the authorized share increase is a stated condition to closing the acquisition transaction and (ii) your disclosure on page 1 that you expect to use a portion of the additional authorized shares as “consideration for the purchase of Cuattro International in the Acquisition.”

Response: The Company, which is a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act that also meets the requirements of Form S-3 under Note E to Schedule 14A under the Exchange Act, has complied with this Staff comment by making the required additional disclosure throughout the Revised Proxy Statement where appropriate and applicable, including as contemplated under Note A to Schedule 14A. See, for example, the information disclosed in the Revised Proxy Statement under the captions “ACQUISITION SUMMARY TERM SHEET” on the cover page thereof, and “What does Cuattro International do and what are the reasons for the Acquisition?” and “Why is the Amendment necessary to complete the Acquisition, and what are the material terms of the Acquisition?” on page 6 thereof. The Company respectfully advises the Staff in this respect that it has elected to incorporate by reference the information required to be disclosed under Item 13 to Schedule 14A as permitted under subsections (b) and (c) to such Item 13, including the instructions thereto (note that the Company has identified on the last page of the Revised Proxy Statement the information incorporated by reference as required by Item 13, subsection (c)(2)). It also should be noted that the target company in the acquisition transaction is not significant to the Company at the 20% level under any of the tests prescribed for significance under Regulation S-X, Rule 1-02(w). The Company respectfully advises the Staff that it is aware of the Staff guidance in this regard in Question 2 under Section H (Financial Statements) to the Third Supplement to the Division of Corporation Finance’s telephone interpretation manual, which can be referenced on the Commission’s website at http://www.sec.gov/interps/telephone/phonesupplement3.htm. Finally, the Company also advises the Staff that there were no reports, opinions or appraisals materially relating to the transaction and received from an outside party that would if received have been required to be disclosed under Item 14 of Schedule 14A.

Ms. Suzanne Hayes

Assistant Director

December 16, 2015

About the Special Meeting, page 1

3.	Please revise the Summary section on page 1 to highlight that your CEO, Kevin S. Wilson, owns a majority interest in Cuattro International. Also, revise the disclosure on page 6 to explain what role, if any Mr. Wilson, had in negotiating the terms of the acquisition transaction, including the number of Heska Corporation shares to be paid as consideration to Cuattro International for its assets.

Response: The Company has complied with this Staff comment by making the suggested revisions to pages 1 and 6 of the Revised Proxy Statement.

Why is the amendment necessary to complete the Acquisition, and what are the material terms of the Acquisition?, page 4

4.	We note your disclosure that you may be required to issue additional shares if Heska Corporation ultimately recovers the fully reserved liabilities or obligations of Cuattro International. Please revise to quantify the dollar amount of these liabilities/obligations and explain how many additional shares you could be required to issue to holders of Cuattro International stock. Also, disclose whether Mr. Wilson has any relationship to the Cuattro International affiliates who are responsible for the reserved liabilities/obligations that could result in additional Heska Corporation share issuances.

Response: The Company has complied with this Staff comment by quantifying the dollar amount of the liabilities and obligations and the maximum number of additional shares that the Company could be required to issue in respect thereof in the second paragraph under the caption “Why is the Amendment necessary to complete the Acquisition, and what are the material terms of the Acquisition?” on page 6 of the Revised Proxy Statement. It has also disclosed the maximum number of additional shares that may be issued to holders of Cuattro International stock in respect of such liabilities and obligations on the cover page of the Revised Proxy Statement in the second bullet point under the caption “ACQUISITION SUMMARY TERM SHEET”. The Company has complied with the balance of this Staff comment by including the requested disclosure concerning Mr. Wilson’s relationship with Cuattro International affiliates on page 1 and on page 7 under the caption “Do any of Heska’s officers or directors, or persons associated with them, have a substantial interest in the Amendment?”.

Do any of Heska’s officers or directors, or persons associated with them have a substantial interest in the amendment?, page 6

5.	We note your disclosure under the heading that you may use a portion of the additional authorized shares to acquire the remaining minority position in Heska

Ms. Suzanne Hayes

Assistant Director

December 16, 2015

Imaging. Please revise to disclose when the right or obligation to purchase the minority interest will materialize. Given the ownership stakes held by your affiliates in the Heska Imaging entity, also disclose whether shareholders will have the right to vote on any voluntary purchase of the minority interest.

Response: The Company has complied with this Staff comment by making the suggested revisions on pages 7 and 8 of the Revised Proxy Statement under the captions “How will the Amendment provide the Company flexibility in corporate planning and strategies?” and “Do any of Heska’s officers or directors, or persons associated with them, have a substantial interest in the Amendment?”, respectively.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding the Company’s responses to the Comment Letter set forth above, or should any member of the Staff need any additional information, please do not hesitate to call me at (970) 493-7272 at your earliest convenience.

Very truly yours,

/s/ Jason Napolitano

Jason Napolitano

Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary

cc: Scott Berdan, Holland & Hart LLP